UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41950

Ryde Group Ltd

Duo Tower, 3 Fraser Street, #08-21

Singapore 189352

+65-9665-3216

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Information contained in this Report on Form 6-K

Departure and Appointment of Chief Financial Officer

Mr. Lang Chen Fei (“Mr. Lang”) tendered his resignation as the Chief Financial Officer of Ryde Group Ltd (the “Company”) to the Board of Directors of the Company (the “Board”), effective on July 3, 2026. Mr. Lang’s resignation was for personal reasons and was not due to any disagreement with the Company.

To fill the vacancy created by Mr. Lang’s resignation, the Board appointed Mr. Tee Kok Siong @ Tommy Tee (“Mr. Tee”) to serve as the Company’s Chief Financial Officer, effective on the same date.

Mr. Tee, aged 48, has over two decades of financial leadership experience across a diverse range of industries. Prior to joining the Company, Mr. Tee served as Chief Financial Officer at Beach House Pictures Group from 2024 to 2026. Before that, Mr. Tee was Financial Controller at Avtel Holdings Pte Ltd from 2018 to 2024, and Senior Finance Manager at Sportshub Pte Ltd. Earlier in his career, Mr. Tee served as Senior Finance Manager at Diners Club Singapore from 2011 to 2017, Group Management Accountant at Grand Banks Yachts Limited from 2007 to 2011, and Audit Assistant Manager from 2001 to 2007 at Ernst & Young LLP. Mr. Tee holds a Bachelor of Business with double majors in Accounting and Information Technology from University of Technology Sydney. Mr. Tee has been a member of the Institute of Singapore Chartered Accountants since 2016 and a member of Certified Practicing Accountant (CPA) Australia since 2001.

Mr. Tee has no family relationships with any director or executive officer of the Company. There are no transactions between the Company and Mr. Tee that will be required to be reported pursuant to Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ryde Group Ltd

Date: July 2, 2026	By:	/s/ Zou Junming Terence
	Name:	Zou Junming Terence
	Title:	Chairman of the Board of Directors and Chief Executive Officer